SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                            Kimco Realty Corporation
                                (Name of Issuer)

                          Common Stock, Par Value $0.01
                         (Title of Class of Securities)

                                     973491
                                 (CUSIP Number)


                          Cornelius J. Dwyer, Jr., Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                       (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices)

                                December 19, 2002
             (Date of Event which requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), ss. 240.13d-1(f) or ss. 240.13d-1(g),
check the following box:.


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                             SCHEDULE 13D

--------- ----------------------------------------------------------------------
1         Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Stichting Pensioenfonds ABP

--------- ----------------------------------------------------------------------
2         Check the Appropriate Box if a Member of a Group
                     (a)
                     (b)
--------- ----------------------------------------------------------------------
3         SEC Use Only
--------- ----------------------------------------------------------------------
4         Source of Funds (See Instructions)          OO
--------- ----------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------- ----------------------------------------------------------------------
6         Citizenship or Place of Organization      The Kingdom of the
                                                    Netherlands
-------------------------------- ------ ----------------------------------------
 NUMBER OF SHARES BENEFICIALLY   7      Sole Voting Power
           OWNED BY                     10,371,800 shares of Common Stock
             EACH
       REPORTING PERSON
             WITH
-------------------------------- ------ ----------------------------------------
                                 8      Shared Voting Power
                                        0
-------------------------------- ------ ----------------------------------------
                                 9      Sole Dispositive Power
                                        10,371,800 shares of Common Stock
-------------------------------- ------ ----------------------------------------
                                 10     Shared Dispositive Power
                                        0
--------- ----------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by Each Reporting Person
          10,371,800
--------- ----------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)
--------- ----------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)   9.92%

--------- ----------------------------------------------------------------------
14        Type of Reporting Person (See Instructions)          EP

--------- ----------------------------------------------------------------------

Item 1.   Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $0.01 (the "Common Stock") of Kimco Realty Corporation, a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3333 New Hyde Park Road, New Hyde Park, New York 11042.

Item 2.   Identity and Background

         The name of the person filing this statement is Stichting Pensioenfonds ABP, an entity established under the laws of The Kingdom of the Netherlands (the "Fund"), whose principal business is investing funds held on behalf of public sector employees of The Kingdom of the Netherlands. The address of the Fund's principal executive office is Oude Lindestraat 70, Postbus 2889, 6401 DL Heerlen, The Netherlands. The name, citizenship, business address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Fund are as follows:


                        PRINCIPAL                                   BUSINESS
    NAME               OCCUPATION                CITIZENSHIP        ADDRESS
L.C. Brinkman     Independent Chairman of      The Netherlands  Oude Lindestraat
                  the Governing Board                           70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
E.L. Snoeij       First Vice Chairman of the   The Netherlands  Oude Lindestraat
                  Governing Board                               70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
B.H.J.J. Volkers  Secretary of the Governing   The Netherlands  Oude Lindestraat
                  Board                                         70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J.W.E. Neervens   Chairman of the Board of     The Netherlands  Oude Lindestraat
                  Directors                                     70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J.M.G. Frijns     Member of the Board of       The Netherlands  Oude Lindestraat
                  Directors                                     70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J.F. Maassen      Member of the Board of       The Netherlands  Oude Lindestraat
                  Directors                                     70 6411 EJ
                                                               Heerlen
                                                               The Netherlands

                        PRINCIPAL                                   BUSINESS
    NAME               OCCUPATION                CITIZENSHIP        ADDRESS
J.M.G. Frijns     Chief Investment Officer /   The Netherlands  Oude Lindestraat
                  Managing Director                             70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
A.H. Berendsen    Managing Director            The Netherlands  Oude Lindestraat
                                                                70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J. Mensonides     Managing Director            The Netherlands  Oude Lindestraat
                                                                70 6411 EJ
                                                                Heerlen
                                                                The Netherlands
J. Straatman      Managing Director            The Netherlands  Oude Lindestraat
                                                                70 6411 EJ
                                                                Heerlen
                                                                The Netherlands

         To the knowledge of the Fund, during the last five years, neither the Fund nor any of its executive officers or directors has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

         The funds for the purchases of Common Stock made by the Fund in the initial public offering were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4.   Purpose of Transaction

         The Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire additional securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

         Except as set forth above, the Fund has not currently formulated any definitive plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or
(j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

         (a) The Fund is the sole beneficial owner of 10,371,800 shares of Common Stock representing 9.92% of the outstanding shares of the Issuer's Common Stock. The calculation of the foregoing percentage is based on the number of shares of Common Stock disclosed as outstanding as of October 31, 2002 by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002.

         (b) The Fund has the sole power to vote or to direct the vote or dispose or direct the disposition of 10,371,800 shares of Common Stock. To the knowledge of the Fund, there are no shares of Common Stock which are beneficially owned by any director or executive officer listed under Item 2.

         (c) On June 6, 2002 the Fund purchased 51,300 shares of Common Stock at a price of $31.65. On June 11, 2002 the Fund purchased 3,700 shares of Common Stock at a price of $31.54. On June 24, 2002 the Fund purchased 1,200 shares of Common Stock at a price of $32.75. On June 24, 2002 the Fund purchased 98,700 shares of Common Stock at a price of $32.92. On June 26, 2002 the Fund purchased 47,553 shares of Common Stock at a price of $32.86. On June 28, 2002 the Fund purchased 15,000 shares of Common Stock at a price of $33.65. On June 28, 2002 the Fund purchased 5,000 shares of Common Stock at a price of $33.57. On June 28, 2002 the Fund purchased 150,000 shares of Common Stock at a price of $33.50. On July 11, 2002 the Fund purchased 50,000 shares of Common Stock at a price of $31.25. On July 15, 2002 the Fund purchased 50,000 shares of Common Stock at a price of $31.00. On July 16, 2002 the Fund purchased 2,110 shares of Common Stock at a price of $31.09. On July 16, 2002 the Fund purchased 20,000 shares of Common Stock at a price of $31.09. On July 18, 2002 the Fund purchased 20,100 shares of Common Stock at a price of $30.42. On July 18, 2002 the Fund purchased 25,700 shares of Common Stock at a price of $30.02. On July 18, 2002 the Fund sold 8,500 shares of Common Stock at a price of $30.50. On July 19, 2002 the Fund sold 11,400 shares of Common Stock at a price of $29.78. On July 22, 2002 the Fund purchased 2,500 shares of Common Stock at a price of $29.06. On July 22, 2002 the Fund purchased 100,000 shares of Common Stock at a price of $29.05. On July 24, 2002 the Fund purchased 34,700 shares of Common Stock at a price of $26.70. On July 26, 2002 the Fund purchased 125,000 shares of Common Stock at a price of $28.81. On July 29, 2002 the Fund purchased 64,200 shares of Common Stock at a price of $30.97. On July 30, 2002 the Fund purchased 58,300 shares of Common Stock at a price of $31.55. On July 31, 2002 the Fund purchased 32,600 shares of Common Stock at a price of $31.89. On July 31, 2002 the Fund purchased 25,000 shares of Common Stock at a price of $31.80. On August 2, 2002 the Fund purchased 9,000 shares of Common Stock at a price of $30.76. On August 13, 2002 the

Fund purchased 50,000 shares of Common Stock at a price of $30.82. On August
14, 2002 the Fund purchased 25,000 shares of Common Stock at a price of $30.43. On August 14, 2002 the Fund purchased 15,000 shares of Common Stock at a price of $30.47. On August 28, 2002 the Fund purchased 64,000 shares of Common Stock at a price of $32.04. On August 29, 2002 the Fund purchased 6,000 shares of Common Stock at a price of $32.20. On September 4, 2002 the Fund purchased 50,000 shares of Common Stock at a price of $31.55. On September 18, 2002 the Fund sold 12,100 shares of Common Stock at a price of $31.32. On September 19, 2002 the Fund sold 5,000 shares of Common Stock at a price of $31.24. On September 20, 2002 the Fund sold 25,000 shares of Common Stock at a price of $31.36. On September 23, 2002 the Fund sold 50,000 shares of Common Stock at a price of $31.36. On September 24, 2002 the Fund sold 1,500 shares of Common Stock at a price of $31.44. On September 27, 2002 the Fund sold 48,500 shares of Common Stock at a price of $31.68. On September 30, 2002 the Fund sold 1,100 shares of Common Stock at a price of $31.45. On October 1, 2002 the Fund purchased 75,000 shares of Common Stock at a price of $30.40. On October 2, 2002 the Fund sold 1,000 shares of Common Stock at a price of $30.50. On October 4, 2002 the Fund purchased 76,500 shares of Common Stock at a price of $29.73. On October 7, 2002 the Fund purchased 50,000 shares of Common Stock at a price of $29.26. On October 10, 2002 the Fund purchased 25,000 shares of Common Stock at a price of $28.77. On October 11, 2002 the Fund sold 50,000 shares of Common Stock at a price of $29.21. On October 14, 2002 the Fund sold 300 shares of Common Stock at a price of $28.90. On October 15, 2002 the Fund sold 50,000 shares of Common Stock at a price of $28.80. On October 16, 2002 the Fund sold 26,200 shares of Common Stock at a price of $29.16. On October 22, 2002 the Fund purchased 100,000 shares of Common Stock at a price of $29.20. On October 25, 2002 the Fund sold 79,100 shares of Common Stock at a price of $30.39. On October 29, 2002 the Fund purchased 25,000 shares of Common Stock at a price of $30.00. On October 30, 2002 the Fund purchased 30,000 shares of Common Stock at a price of $29.88. On October 31, 2002 the Fund purchased 40,000 shares of Common Stock at a price of $30.19. On November 4, 2002 the Fund purchased 3,000 shares of Common Stock at a price of $31.18. On November 18, 2002 the Fund purchased 25,000 shares of Common Stock at a price of $31.20. On December 2, 2002 the Fund sold 34,500 shares of Common Stock at a price of $31.52. On December 5, 2002 the Fund sold 15,500 shares of Common Stock at a price of $31.75. On December 17, 2002 the Fund purchased 25,000 shares of Common Stock at a price of $31.57. On December 19, 2002 the Fund purchased 10,000 shares of Common Stock at a price of $31.15.

         Except as disclosed herein, there have been no transactions by the Fund in securities of the Issuer during the past sixty days.

         (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased by the Fund.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding of Relationships with Respect to Securities of the Issuer

         Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits

         Not applicable.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 9, 2003

                                            STICHTING PENSIOENFONDS ABP


                                            By: /s/ R.H. Maatman
                                                ------------------------
                                                R.H. Maatman
                                                Authorized Signatory



                                            By: /s/ J.C. van Roekel
                                                ------------------------
                                                J.C. van Roekel
                                                Authorized Signatory